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                                                       FILE NO. 000-23785




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of August, 1998.


                         LASERMEDIA COMMUNICATIONS CORP.
                  11 Charlotte Street, Toronto, Ontario M5V 2H5


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                           Form 20-F  X   Form 40-F
                                    -----           -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes       No  X
                                   -----     ----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)




                                Not Applicable
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                         LASERMEDIA COMMUNICATIONS CORP.

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                  Press Release #13
Toronto, Ontario                                       August 31, 1998


             FINANCIAL STATEMENTS - 2ND QUARTER ENDING JUNE 30, 1998


LaserMedia Communications Corp. (CDN: LMCD)
Issued and Outstanding (June 30, 1998) - 13,222,040 Common Shares

Financial highlights
(in thousands, except earnings per share)

                                                           3 months ended June 30            6 months ended June 30
                                                            1998             1997             1998             1997
Net Revenue                                                 $338             $123             $747             $151
Net loss                                                    $493             $846             $981             $971
Loss per share                                             $0.04            $0.07            $0.07            $0.08
Total assets                                              $3,606           $1,514
Shareholders' equity                                      $2,175           $1,221

* 1997 RESULTS ONLY REFLECT OPERATIONS OF LASERMEDIA INC.

* REFERENCES TO "$" ARE TO CANADIAN DOLLARS.

LaserMedia Communications Corp. is pleased to report that it has reached its projected targets for the 2nd quarter. As reported with the release of the 1st quarter results, the Company is moving from a development to a sales and marketing focus.

While the Company's anchor product Active Trainer(TM) continues to lead the lifestyle category for CD-ROMs according to PC Data, the need for the release of additional products, services and entry into new channels has to continue to be a focus. The Letter Of Intent signed by TRC (Press


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Release  #8) late in the quarter has not yet  realized the full impact expected. The Company has had to redesign the image of the products including a new POP display in order to ensure the successful launch of the products into the health and fitness channel. The reaction to the new packaging and positioning of the products has been very positive and the official launch will be in September of this year. In parallel with the entry into the new channel we have branded the products as "The InterActive Fitness Family" which consists of: Active Trainer(TM), Active Legs and Buns(TM), Active Abs(TM), Active Body BLAST(TM) (Active Buns & Active Abs packaged together) with a 5th and 6th title Active Planner(TM) and Active VR(TM) to be released in the 4th Quarter oF 1998.

In addition to the CD-ROM titles, the Company is working on establishing and launching the "first of a kind" Virtual Health Club. The mandate of the initiative is to deliver a personalized or customized Internet Web Site for all of our health club members to deliver the health and fitness products needed to ensure that the individual achieves their own personal health and fitness objectives. As well, through the acquisition of Verisim Inc. in 1997, LaserMedia will be the first company on the Internet to offer continuous time, strategic/multi-player games.

While the future is difficult to predict, one thing is certain: Computer communication networks, whether the Internet or its successor, will continue to spread rapidly until every home, if not every individual, has instantaneous high-speed access to "the net". Many companies (both telephone and cable alike) have plans to provide high-speed digital communication links to the home. Bell Atlantic is investing $11 billion US over the next five years to bring high-speed digital communications to the average home. While intended primarily for interactive cable, it will allow personal computer connections as well. Canadian Cable Giant, Roger's, has recently announced CableLink that will allow high speed (over 300 times faster than the fastest modems) over an existing cable connection and Bell's ADSL is currently giving T1 speeds to home users. Both of these will provide worldwide network access to the average home.

As "the Internet" becomes more pervasive, it will be indistinguishable from existing communication networks. Computers will talk transparently over the same wires that carry television pictures and telephone conversations. Access to the Internet will allow many things. Information can be exchanged with others around the world. Research can be done for personal growth. Work can be done without leaving the home. There is little question, however, that the primary uses for such communication links will be entertainment. LaserMedia intends to exploit this potential with the introduction of an On-line Virtual Health Club(TM) VHC and by developing On-line games through its subsidiary Verisim Inc.

The development of the new products and services outlined above, as well the entry into the health and fitness channels will help ensure that the Company achieves its long-term goals. In many respects the Company has been ahead of the marketplace. With the explosion of both the health and fitness and Internet markeplaces we are confident in building an organization that will soon be a name in both industries.

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LaserMedia's head office is located in Toronto, Ontario.


For further information, contact:
Jack Wall
Investor Relations, RT Equity Inc.
(416) 967-4779



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Lasermedia Communications Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          LASERMEDIA COMMUNICATIONS CORP.



Date: September 3, 1998                   By:/s/ Robert Brian Gibson
                                             ----------------------------
                                                 ROBERT BRIAN GIBSON
                                                 Chief Operating Officer,
                                                 Chief Financial Officer